Form 10-K, Exhibit 13
period 1997-09-30
ENTERPRISE FEDERAL BANCORP INC
filed 1997-11-14
CIK 922036

                                              Exhibit 13.0








                          1997 Annual Report

                                   to

                              Shareholders

To Our Stockholders:

    The record financial results achieved during fiscal 1997 reflect our continued emphasis on expanding our lending and retail operations to enhance earnings, efficiently leverage our capital and, above all, enhance shareholder value. We are proud to report record earnings of $2.4 million and an increase in assets to $274.9 million. During the last five years, we have more than doubled our size reflecting significant growth in the loan portfolio with the expansion of our loan products. In addition, our strong capital position enabled us to pay $1.50 per share in cash dividends during fiscal 1997. Since our conversion to a public company on October 14, 1997, we have paid dividends aggregating $4.50 per share, including a $3.00 return of capital paid in fiscal 1996. Our significant capital base also permitted us to commence a third 5% repurchase program in October 1997.

    While we are pleased with our progress to date, we intend to continue our efforts to expand our asset base by further leveraging our capital. In addition to the growth in our loan portfolio and the expansion of our loan products, we have continually sought other opportunities to expand. This is evidenced by the announcement in July 1997 of the proposed acquisition by Enterprise Federal of North Cincinnati Savings Bank for a combination of common stock and cash. With offices in the communities of Blue Ash and North College Hill, this acquisition solidifies and expands our core market area.

    We look forward to building on our success to date and believe that fiscal 1998 will be another promising year. We would like to thank our directors and employees for their dedication to Enterprise along with our stockholders for their continued support.

                                        SINCERELY,


                                        /s/ Otto L. Keeton
                                        ------------------
                                        Otto L. Keeton
                                        President and Chairman of the Board

                               CORPORATE PROFILE

    Enterprise Federal Bancorp, Inc. (the "Company") was incorporated in April 1994 under Ohio law for the purpose of acquiring all of the capital stock issued by Enterprise Federal Savings and Loan Association in connection with its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings bank (the "Conversion"). The Conversion was consummated on October 14, 1994 and, as a result, the Company became a unitary savings and loan holding company for its wholly owned subsidiary, Enterprise Federal Savings Bank ("Enterprise" or the "Bank"). The Company has no significant assets other than the shares of the Bank's common stock acquired in the Conversion, the loan to the Employee Stock Ownership Plan ("ESOP") and a minority interest in North Cincinnati Savings Bank and has no significant liabilities other than dividends payable.

    The Bank is a federally chartered, SAIF-insured stock savings bank conducting business from its executive offices located in West Chester, Ohio and four full-service offices located in Hamilton, Butler and Warren Counties, Ohio. Enterprise is a community oriented savings bank which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on real estate loans secured by one-to-four family residential properties located primarily in Hamilton, Butler and Warren Counties, Ohio. To a lesser extent, the Bank also focuses its lending activities on non-residential real estate loans, residential construction loans and multi-family real estate loans. The Bank also invests in securities which are issued by United States government agencies or government sponsored enterprises.

    At September 30, 1997, the Company had consolidated total assets of $274.9 million, total deposits of $146.3 million and stockholders' equity of $31.4 million. The Company's and the Bank's principal executive offices are located at 7810 Tylersville Square Drive, West Chester, Ohio 45069, and their telephone number is (513)755-4600.

                   SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                               AS OF OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                       ----------------------------------------------------------
                                                          1997        1996        1995        1994        1993
                                                       ----------  ----------  ----------  ----------  ----------
                                                                         (DOLLARS IN THOUSANDS)
Selected Financial Data:
Total assets.........................................  $  274,888  $  235,191  $  197,938  $  167,294  $  131,681
Loans receivable, net................................     191,096     149,050     110,830     100,288      90,027
Mortgage-backed securities...........................      61,457      65,482      72,022      25,681      26,518
Cash and cash equivalents............................      11,141      12,938      10,670      36,465      10,510
Deposit accounts.....................................     146,297     139,447     127,687     153,709     119,672
FHLB advances........................................      95,000      60,000      30,000      --          --
Stockholders' equity(1)..............................      31,424      33,056      38,474      12,458      11,176

Selected Operations Data:
Net interest income..................................  $    7,130  $    6,268  $    5,719  $    4,259  $    3,966
Other operating income...............................         726         994         464          76          79
General, administrative and other expense............       4,066       4,973       3,410       2,356       2,091
Net earnings.........................................       2,369       1,441       1,837       1,282       1,121

Selected Operating Ratios(2):
Average interest rate spread(3)......................        2.21%       2.13%       2.28%       2.85%       2.76%
Net interest margin(3)...............................        2.84        2.98        3.38        3.16        3.12
Ratio of interest-earning assets to
  interest-bearing liabilities.......................      113.44      119.03      128.46      107.81      107.88
General, administrative and other expense as a
  percent of average assets..........................        1.59        2.31        1.99        1.71        1.59
Return on average assets.............................         .93         .67        1.07         .93         .85
Return on average equity.............................        7.35        4.03        4.82       10.85       10.56
Ratio of average equity to average assets............       12.64       16.61       22.27        8.59        8.10
Full-service offices at end of period................           5           5           5           5           5

Asset Quality Ratios(2):
Non-performing assets as a percent of total assets(4)         .07%        .09%        .23%        .37%        .55%
Allowance for loan losses as a percent of
  non-performing loans and troubled debt
  restructurings.....................................      297.93      201.97      659.18       60.83       52.19

Capital Ratios(5):
Tangible capital ratio...............................       10.46       11.68       14.30        7.38        8.39
Core capital ratio...................................       10.46       11.68       14.30        7.38        8.49
Risk-based capital ratio.............................       19.04       22.29       31.00       15.42       16.50


------------------------

(1) Consists of retained earnings as of September 30, 1993 and September 30,
    1994.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(4) Non-performing assets consist of non-performing loans, troubled debt restructurings and real estate owned ("REO"). Non-performing loans consist of non-accrual loans, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(5) Capital ratios reflect the Bank's capital ratios calculated under regulations of the Office of Thrift Supervision ("OTS").

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between interest and dividend income on interest-earning assets, principally loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, which consist of deposits and borrowings. The Company's net earnings also are affected by its provision for loan losses, as well as the level of its other income and its general, administrative and other expenses, such as employee compensation and benefits, occupancy and equipment expense, federal deposit insurance premiums and miscellaneous other expenses, as well as income taxes.

    In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

    1. Management's determination of the amount of and adequacy of the allowance for loan losses;

    2. The effect of changes in interest rates;

    3. Management's opinion as to the effects of recent accounting pronouncements on the Company's consolidated financial statements.

    The following discussion provides an overview of the general business, financial condition, and results of operations of the Company, and should be read in conjunction with the Company's consolidated financial statements presented elsewhere herein.

ASSET AND LIABILITY MANAGEMENT

    The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

    The lending activities of savings institutions have historically emphasized long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits. The deposit accounts of savings institutions generally bear interest rates that reflect market rates and largely mature or are subject to repricing within a short period of time. This fact, in combination with substantial investments in long-term, fixed rate loans, has historically caused the income earned by savings institutions on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds.

    In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, the Company's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Company's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing investment in adjustable-rate mortgage loans ("ARMs") and adjustable-rate mortgage-backed securities; and (ii) emphasizing the retention of lower-costing savings accounts and other core deposits, and (iii) utilizing FHLB advances as long-term liabilities.

    The Company emphasizes the origination of ARMs and as a consequence of the Company's efforts, as of September 30, 1997, $72.3 million or 37.9% of the Company's portfolio of mortgage loans consisted of ARMs. In addition, at September 30, 1997, $61.3 million or 99.8% of the Company's mortgage-backed securities provide the Company with an adjustable yield. As a result, as of September 30, 1997, $133.6 million or 48.6% of the Company's assets had adjustable rate features.

    The Company prices deposit accounts based upon the availability of prudent investment opportunities. Pursuant to this pricing policy, the Company has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market except upon specific occasions to control deposit flow or when market conditions have created opportunities to attract longer-term deposits. In addition, the Company does not pursue a growth strategy which would force the Company to focus exclusively on competitors' rates rather than affordability. This policy has assisted the Company in controlling its cost of funds.

    The implementation of the foregoing asset and liability strategies has resulted in the Company's interest-earning assets which were estimated to mature or reprice within one year exceeding its interest-bearing liabilities with the same characteristics by $5.6 million or 2.0% of the Company's assets at September 30, 1997. Currently, the Company manages the imbalance between its interest-earning assets and interest-bearing liabilities within shorter maturities to ensure that such relationships are within ranges adopted by the Company's Board of Directors given the Company's business strategies and objectives and its analysis of market and economic conditions.

    Although the action taken by management of the Company has reduced the potential effects of changes in interest rates on the Company's results of operations, significant increases in interest rates may adversely affect the Company's net interest income because the Company's adjustable-rate, interest-earning assets generally are not as responsive to changes in interest rates as its interest-bearing liabilities. While a significant portion of the Company's assets have adjustable-rate features, such assets are generally not as responsive to increases in interest rates due to terms which generally permit only annual adjustments to the interest rate and which generally limit the amount which interest rates thereon can adjust at such time and over the life of the related asset.

NET PORTFOLIO VALUE

    Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Bank's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has recently indicated that no institution will be required to deduct capital for interest rate risk until further notice. However, utilizing this measurement concept, at June 30, 1997, there would have been a decrease in the Bank's NPV of approximately 22% of the present value of its assets, assuming a 200 basis point increase in interest rates. Small, highly capitalized institutions, such as the Bank, which have less than $300 million of assets and a risk-based capital ratio in excess of 12% are not subject to the interest rate risk component. However, if the director of the OTS or his designee has reason to be concerned with an institution's interest-rate risk, he may specifically require that the component be included in the determination of the institution's risk-based capital.

    The following table presents the Bank's most recently available estimated NPV and the estimated NPV as a percentage of the present value ("PV") of assets as of June 30, 1997, as calculated by the OTS, based on information provided to the OTS by the Bank.

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                            NET PORTFOLIO VALUE
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                           (Dollars in Thousands)


       CHANGE IN                        ESTIMATED NPV
       INTEREST RATES                  AS A PERCENTAGE     AMOUNT       PERCENT
       BASIS POINTS)   ESTIMATED NPV   OF PV OF ASSETS   OF CHANGE     OF CHANGE
       -------------   -------------   ---------------   ----------    ---------
             +400            $20,417        8.32%        $(16,388)        (45)
             +300             24,314        9.68%         (12,491)        (34)
             +200             28,707       11.14%          (8,098)        (22)
             +100             32,983       12.50%          (3,822)        (10)
              ---             36,805       13.64%              --          --
             -100             39,467       14.37%           2,662           7
             -200             40,694       14.63%           3,889          11
             -300             41,920       14.88%           5,115          14
             -400             43,801       15.32%           6,996          19

CHANGES IN FINANCIAL CONDITION

    GENERAL. The Company's total consolidated assets increased $39.7 million or 16.9% to $274.9 million at September 30, 1997 compared to $235.2 million at September 30, 1996. Such increase was funded primarily through increases in deposits of $6.9 million and $35.0 million in advances from the Federal Home Loan Bank ("FHLB") of Cincinnati. Such increase in assets was primarily due to a $42.0 million increase in loans receivable, net, which was partially offset by a $4.0 million decrease in mortgage-backed securities. Total liabilities increased $41.3 million or 20.4% to $243.5 million at September 30, 1997 compared to September 30, 1996.

    CASH AND CASH EQUIVALENTS. Cash and cash equivalents decreased $1.8 million to $11.1 million at September 30, 1997 compared to September 30, 1996, as excess liquidity was utilized to fund growth in the loan portfolio.

    LOANS RECEIVABLE, NET. Loans receivable, net increased $42.0 million or 28.2% to $191.1 million at September 30, 1997 compared to September 30, 1996, as loan disbursements totaling $65.6 million were partially offset by repayments of $23.4 million. The increase in loans receivable was primarily due to increased originations of all types of loans. Loan disbursements increased by $4.2 million, or 6.9% during fiscal 1997. Growth in the loan portfolio was comprised of $33.4 million or 34.6% in one-to-four family residential loans, $7.7 million or 64.0% in equity lines and $3.4 million or 9.5% in non-residential real estate loans.

    MORTGAGE-BACKED SECURITIES. Mortgage-backed securities decreased $4.0 million to $61.5 million at September 30, 1997 compared to September 30, 1996 as a result of the use of repayments and proceeds from the sale of mortgage-backed securities to fund increased lending activity.

    FHLB ADVANCES. Advances from the FHLB of Cincinnati amounted to $95.0 million at September 30, 1997 compared to $60.0 million at September 30, 1996, an increase of 58.3%. Such advances were incurred in order to leverage the Company's capital and provide for future anticipated growth in the Company's loan portfolio. The advances, a significant portion of which are fixed rate and long-term in nature, were initially used to fund the purchase of long-term mortgage-backed securities which adjust monthly to changes in interest rates. The Company experienced increased loan demand in 1997 and in 1996 and intends to continue to fund higher rate loans with repayments and sales proceeds from its mortgage-backed securities portfolio and future advances from the FHLB.

    DEPOSITS. Deposits increased $6.9 million or 4.9% to $146.3 million at September 30, 1997 compared to September 30, 1996. The increase in deposits was comprised of a $2.8 million or 6.4% increase in transaction accounts and a $4.1 million or 4.2% increase in certificates of deposit. The increase was primarily attributable to management's continuing marketing efforts coupled with growth achieved at the new main office facility which opened in fiscal 1996.

    STOCKHOLDERS' EQUITY. Stockholders' equity decreased $1.6 million to $31.4 million at September 30, 1997 compared to September 30, 1996, as a result of net cash distributions to stockholders of $3.4 million or $1.75 per share and open market common stock repurchases totaling $1.3 million which were partially offset by fiscal 1997 net earnings of $2.4 million.

RESULTS OF OPERATIONS

    The following average balance sheet table sets forth for the periods indicated, information on the Company regarding: (i) the total dollar amount of interest income on interest-earning assets and the resulting average yields; (ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets; (vi) the net yield earned on interest-earning assets; and (vii) the ratio of total interest-earning assets to total interest-bearing liabilities. Information is based on average monthly balances during the periods presented.

                            AT
                         SEPTEMBER
                            30,                                                       YEAR ENDED SEPTEMBER 30,
                         --------------------------------------------------------------------------------------------------------
                           1997                      1997                               1996                              1995
                         --------------------------------------------------------------------------------------------------------
                            AVERAGE                             AVERAGE                           AVERAGE
                            YIELD/       AVERAGE                YIELD/     AVERAGE                YIELD/     AVERAGE
                             RATE        BALANCE    INTEREST     RATE      BALANCE    INTEREST     RATE      BALANCE    INTEREST
                         -------------   --------   ---------   ------     -------    --------    -------    -------    --------
                                                                  (DOLLARS IN THOUSANDS)
Interest-earning
  assets:
Loans receivable.......         8.08%    $171,519   $14,067        8.20%   $130,399    $10,853       8.32%   $102,065    $ 8,444
Mortgage-backed
  securities...........         6.30       64,100     4,147        6.47      67,316      4,164       6.19      50,415      3,026
Other interest-earning
  assets...............         5.28       15,516       835        5.38      12,834        643       5.01      16,540        827
                                         --------   -------                 -------    -------               --------     ------
Total interest-earning
  assets...............         7.51      251,135    19,049        7.59     210,549     15,660       7.44     169,020    12,297
Noninterest-earning
  assets...............                     3,905                             4,721                             2,116
                                         --------                          --------                          --------
Total assets...........                  $255,040                          $215,270                          $171,136
                                         --------                          --------                          --------
                                         --------                          --------                          --------
Interest-bearing
  liabilities:
Deposits...............         5.13     $143,681     7,299        5.08    $136,890      6,838       5.00    $120,460      5,837
Borrowings.............         5.98       77,692     4,620        5.95      40,000      2,554       6.39      11,111        741
                                         --------   -------                 --------    -------              --------   --------
Total interest-bearing
  liabilities..........         5.46      221,373    11,919        5.38     176,890      9,392       5.31      131,571     6,578
                                ----                -------      ------                -------     ------               --------
Noninterest-bearing
  liabilities..........                     1,427                              2,615                             1,452
                                         --------                           --------                          --------
Total liabilities......                   222,800                            179,505                           133,023
Stockholders' equity...                    32,240                             35,765                            38,113
                                         --------                           --------                          --------
Total liabilities and
  stockholders'
  equity...............                  $255,040                           $215,270                          $171,136
                                         --------                           --------                          --------
                                         --------                           --------                          --------
Net interest-earning
  assets...............                  $ 29,762                           $ 33,659                          $ 37,449
                                         --------                           --------                          --------
                                         --------                           --------                          --------
Net interest income/
  interest rate
  spread...............         2.05%               $ 7,130        2.21%               $ 6,268       2.13%               $ 5,719
                                ----                -------     -------                -------     ------                -------
                                ----                -------     -------                -------     ------                -------

Net yield on
  interest-earning
  assets(1)............                                            2.84%                             2.98%
                                                                 ------                            ------
                                                                 ------                            ------

Ratio of interest-
  earning assets to
  interest-bearing
  liabilities..........                                          113.44%                           119.03%
                                                                 ------                            ------
                                                                 ------                            ------




                          AVERAGE
                          YIELD/
                           RATE
                         --------

Interest-earning
  assets:
Loans receivable.......      8.27%
Mortgage-backed
  securities...........      6.00
Other interest-earning
  assets...............      5.00
Total interest-earning
  assets...............      7.28
Noninterest-earning
  assets...............
Total assets...........
Interest-bearing
  liabilities:
Deposits...............      4.85
Borrowings.............      6.67
Total interest-bearing
  liabilities..........      5.00
                           ------
Noninterest-bearing
  liabilities..........
Total liabilities......
Stockholders' equity...
Total liabilities and
  stockholders'
  equity...............
Net interest-earning
  assets...............
Net interest income/
  interest rate
  spread...............      2.28%
                           ------
                           ------
Net yield on
  interest-earning
  assets(1)............       3.38%
                           -------
                           -------
Ratio of interest-
  earning assets to
  interest-bearing
  liabilities..........     128.46%
                           -------
                           -------

------------------------

(1) Net interest income divided by total average interest-earning assets.

    The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior period rate), (ii) changes in rate (change in rate multiplied by prior period volume), (iii) changes in rate/volume (changes in rate multiplied by changes in volume) and (iv) total change in rate and volume.

                                                           YEAR ENDED SEPTEMBER 30,
                            -----------------------------------------    --------------------------------------
                                          1997 VS. 1996                                 1996 VS. 1995
                            -----------------------------------------    --------------------------------------
                                            INCREASE                                       INCREASE
                                       (DECREASE) DUE TO                               (DECREASE) DUE TO
                            -----------------------------------------    --------------------------------------
                                                            (DOLLARS IN THOUSANDS)

                                                               TOTAL                                   TOTAL
                                                    RATE/     INCREASE                     RATE/     INCREASE
                              RATE      VOLUME     VOLUME   (DECREASE)   RATE    VOLUME   VOLUME    (DECREASE)
                            -------    -------    --------  ----------   ----    ------   ------    -----------
Interest-earnings assets:
  Loans receivable........   $(156)     $3,421   $( 51)       $3,214     $ 51    $2,343    $ 15       $2,409
  Mortgage-backed
    securities............    188         (199)     (6)          (17)      96     1,014      28        1,138
  Other interest-earning
    assets................     47          134      11           192        2     (185)      (1)        (184)
                             ----       ------   -----        ------     ----    -----     ----       ------
    Total interest-earnings
      assets..............     79        3,356     (46)        3,389      149    3,172       42        3,363
                             ----       ------   -----        ------     ----    -----     ----       ------
Interest-bearing
  liabilities:
  Deposits................    110          340      11           461      181      797       23        1,001
  Borrowings..............   (176)       2,409    (167)        2,066      (31)   1,927      (83)       1,813
                             ----       ------   -----        ------     ----    -----     ----       ------
    Total interest-bearing
      liabilities.........    (66)       2,749    (156)        2,527      150    2,724      (60)       2,814
                             ----       ------   -----        ------     ----    -----     ----       ------
Increase (decrease) in net
  interest income.........   $145       $  607   $ 110        $  862    $  (1)  $  448     $102       $  549
                             ----       ------   -----        ------     ----    -----     ----       ------
                             ----       ------   -----        ------     ----    -----     ----       ------

            COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED
                          SEPTEMBER 30, 1997 AND 1996

    GENERAL. The Company's net earnings amounted to $2.4 million for the year ended September 30, 1997 compared to net earnings of $1.4 million for the year ended September 30, 1996, an increase of $928,000, or 64.4%. The increase in fiscal 1997 earnings was due primarily to an $862,000 increase in net interest income and the absence of a fiscal 1996 non recurring charge of $770,000 related to the recapitalization of the Savings Association Insurance Fund ("SAIF") fund, which were partially offset by decreases in other income and increased federal income taxes.

    NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income amounted to $7.1 million for the year ended September 30, 1997, an $862,000 or 13.8% increase over fiscal 1996. This increase in net interest income resulted from a $3.4 million or 21.6% increase in total interest income, due primarily to an increase in interest income on loans and interest-bearing deposits, which were partially offset by a $2.5 million or 26.9% increase in total interest expense during fiscal 1997. The Company's interest rate spread increased from 2.13% for the year ended September 30, 1996 to 2.21% for the year ended September 30, 1997. The Company's net interest margin decreased from 2.98% in fiscal 1996 to 2.84% in fiscal 1997. The decline in net interest margin during fiscal 1997 was due primarily to the increase of the loan portfolio through the Company's use of long term, fixed rate FHLB advances.

    INTEREST INCOME. Interest income on loans increased $3.2 million or 29.6% during the year ended September 30, 1997 compared to the same period in 1996. Such increase was due primarily to a $41.1 million or 31.5% increase in the average balance of such assets as a result of increased loan production in fiscal 1997.

    Interest income on the Company's mortgage-backed securities decreased $17,000 or .4% during the year ended September 30, 1997 compared to the same period in 1996. Such decrease was primarily due to a $3.2 million or 4.8% decrease in the average balance of such assets, which was partially offset by an increase in the average yield to 6.47% for fiscal 1997 compared to 6.19% for fiscal 1996. The decrease in the average balance was primarily due to the use of repayments and sales proceeds to fund loan originations.

    Interest income on investment securities and other interest-earning assets increased by $190,000 or 29.9% primarily due to an increase in the average balance of such assets during the year ended September 30, 1997 compared to fiscal 1996.

    INTEREST EXPENSE. Interest expense, consisting of interest on deposits and borrowings, increased $2.5 million or 26.9% during the year ended September 30, 1997 compared to fiscal 1996. Interest expense on deposits increased $461,000 or 6.7% during fiscal 1997 as a result of a $6.8 million or 5.0% increase in the average balance of deposits as well as an increase in the average rate paid to 5.08% for fiscal 1997 compared to 5.00% for fiscal 1996. The increase in deposits was primarily due to increased funding needs related to increased loan volume, while the increase in the average yield reflects the general increase in market interest rates. Interest expense on borrowings increased to $4.6 million during the fiscal year ended September 30, 1997 compared to $2.6 million during the fiscal year ended September 30, 1996 primarily as a result of an increase in the average balance of borrowings outstanding in order to assist in funding the Company's lending activities.

    PROVISION FOR LOAN LOSSES. The Company establishes a provision for loan losses, which is charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, economic conditions in the Company's market area generally and other factors related to the collectability of the Company's loan portfolio. For fiscal 1997 the Company established a provision for loan losses totaling $165,000. For fiscal 1996 the Company established a provision for loan losses totaling $90,000. At September 30, 1997, the Company's allowance for loan losses totaled $575,000, which represented 298% of non-performing loans and .30% of total loans at such time.

    Although management utilizes its best judgment in providing for losses on loans, there can be no assurance that the Company will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons, which could adversely affect the Company's results of operations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of the Company's allowance for loan losses and the carrying value of its other non-performing assets based on their judgments about information available to them at the time of their examination.

    OTHER INCOME. Total other income decreased $268,000 to $726,000 for the year ended September 30, 1997 compared to $994,000 for the same period in 1996, primarily as a result of a $288,000 decrease in gains on sales of securities during fiscal 1997.

    GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. For fiscal 1997, general, administrative and other expense decreased by $907,000 or 18.2% to $4.1 million, compared to $5.0 million for 1996. Such decrease was due primarily to a $947,000 or 88.6% decrease in federal deposit insurance premiums. The decrease in federal deposit insurance premiums was primarily due to legislation enacted in 1996 that authorized a one time charge to re-capitalize the SAIF in fiscal 1996. The legislation authorized a one-time charge on SAIF insured deposits at a rate of $.657 per $100.00 of March 31, 1995 deposits. As a result, the Bank's assessment amounted to $770,000 ($508,000 next of tax). While the one-time special assessment had a significant impact on fiscal 1996 earnings, the resulting lower annual premiums had a positive impact on fiscal 1997 earnings and will continue to benefit future earnings. A $69,000 or 2.8% increase in employee compensation and benefits and a $78,000 or 25.4% increase in occupancy and equipment expenses were partially offset by a $96,000 or 19.6% decrease in other operating expenses. The increase in occupancy and equipment expenses reflects the first full year of occupancy for the new Corporate Headquarters while the decrease in other operating expenses was primarily due to lower professional fees.

    INCOME TAXES. The Company incurred income tax expense of $1.3 million and $758,000 during fiscal 1997 and 1996, respectively. The effective tax rates were 34.6% and 34.5% during fiscal 1997 and 1996, respectively. The increase in income tax expense in fiscal 1997 was primarily due to a $1.4 million or 64.8% increase in pre-tax earnings.

            COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED
                          SEPTEMBER 30, 1996 AND 1995

    GENERAL. The Company's net earnings amounted to $1.4 million for the fiscal year ended September 30, 1996 compared to net earnings of $1.8 million for the fiscal year ended September 30, 1995, a decrease of $396,000, or 21.6%. The decrease in fiscal 1996 earnings was due primarily to a charge of $770,000 related to the recapitalization of the SAIF which was partially offset by increases in net interest income and other income.

    NET INTEREST INCOME. The Company's net interest income amounted to $6.3 million for the fiscal year ended September 30, 1996, a $549,000 or 9.6% increase over fiscal 1995. This increase in net interest income resulted from a $3.4 million or 27.3% increase in total interest income, due primarily to an increase in interest income on loans and mortgage-backed securities, which were partially offset by a $2.8 million or 42.8% increase in total interest expense during fiscal 1996. The Company's interest rate spread decreased from 2.28% for fiscal 1995 to 2.13% for fiscal 1996. The Company's net interest margin decreased from 3.38% in fiscal 1995 to 2.98% in fiscal 1996. The decline in net interest margin during fiscal 1996 was due primarily to the increase of the loan portfolio through the Company's use of long term, fixed rate FHLB advances.

    INTEREST INCOME. Interest income on loans increased $2.4 million or 28.5% during fiscal 1996 compared to fiscal 1995. Such increase was due primarily to a $28.3 million or 27.8% increase in the average balance of such assets as a result of increased loan production during fiscal 1996.

    Interest income on the Company's mortgage-backed securities increased $1.1 million or 37.6% during fiscal 1996 compared to fiscal 1995. Such increase was primarily due to a $16.9 million or 33.5% increase in the average balance of such assets, as well as an increase in the average yield to 6.19% for fiscal 1996 compared to 6.00% for fiscal 1995. The increase in the average balance was due to the use of borrowings to fund purchases of such assets. The increase in the average yield reflects the general rise in market interest rates in fiscal 1996.

    Interest income on investment securities and other interest-earning assets decreased by $184,000 or 22.2% due to a decrease in the average balance of such assets during fiscal 1996 compared to fiscal 1995.

    INTEREST EXPENSE. Interest expense, consisting of interest on deposits and borrowings, increased $2.8 million or 42.8% during fiscal 1996 compared to fiscal 1995. Interest expense on deposits increased $1.0 million or 17.1% during fiscal 1996 as a result of a $16.4 million or 13.6% increase in the average balance of deposits as well as an increase in the average rate paid to 5.00% for fiscal 1996 compared to 4.85% for fiscal 1995. The increase in deposits was primarily due to increased funding needs related to increased loan volume, while the increase in the average yield reflects the general increase in market interest rates. Interest expense on borrowings increased to $2.6 million during fiscal 1996 compared to $741,000 during fiscal 1995 as a result of an increase in the average balance of borrowings outstanding in order to assist in funding the Company's lending and investment activities.

    PROVISION FOR LOAN LOSSES. For fiscal 1996, the Company established a provision for loan losses totaling $90,000. For fiscal 1995, the Company did not establish any provision for loan losses. At September 30, 1996, the Company's allowance for loan losses totaled $410,000, which represented 202% of non-performing loans and .28% of total loans at such time.

    OTHER INCOME. Total other income increased $530,000 to $994,000 for fiscal 1996 compared to $464,000 for fiscal 1995, as a result of a $554,000 increase in gains on sales of securities during fiscal 1996.

    GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. For fiscal 1996, general, administrative and other expense increased by $1.6 million or 45.8% to $5.0 million, compared to $3.4 million for fiscal 1995. Such increase was due primarily to increases of $619,000 or 33.3% in employee compensation and benefits and a $797,000 or 293% increase in federal deposit insurance premiums. The increase in employee compensation and benefits was due primarily to increase in staffing, normal salary increases and approximately $368,000 of expense recognized in connection with the Company's employee stock benefit plans. The increase in federal deposit insurance premiums was primarily due to a charge of $770,000 to recapitalize the SAIF.

    INCOME TAXES. The Company incurred income tax expense of $758,000 and $936,000 during fiscal 1996 and 1995, respectively. The effective tax rates were 34.5% and 33.8% during fiscal 1996 and 1995, respectively. The decrease in income tax expense in fiscal 1996 was primarily due to a $574,000 or 20.7% decline in pre-tax earnings.

LIQUIDITY AND CAPITAL RESOURCES

    The Bank's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities, sales of mortgage-backed and investment securities, FHLB advances and funds provided from operations. While scheduled loan and mortgage-backed securities repayments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Bank manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Bank invests excess funds in FHLB overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Bank has been able to generate cash through the retail deposit market, its traditional funding source, to partially offset the cash utilized in investing activities. As an additional source of funds, the Bank may borrow from the FHLB of Cincinnati and has access to the Federal Reserve Bank discount window. At September 30, 1997, the Company had $95.0 million of FHLB advances outstanding.

    Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as FHLB of Cincinnati overnight deposits. On a longer-term basis, the Bank maintains a strategy of investing in various mortgage-backed securities and lending products. During the year ended September 30, 1997, the Bank used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain its portfolio of mortgage-backed securities. At September 30, 1997, the total approved loan commitments outstanding amounted to $3.3 million. At the same date, the Bank had approximately $9.5 million of commitments under unused lines and letters of credit and the unadvanced portion of construction loans approximated $7.8 million. Management of the Bank believes that the Bank has adequate resources, including principal prepayments and repayments of loans and mortgage-backed securities, to fund all of its commitments to the extent required. In addition, although the Bank has extended commitments to fund loans or lines and letters of credit, historically the Bank has not been required to fund all of its outstanding commitments. Certificates of deposit scheduled to mature in one year or less at September 30, 1997 totaled $52.8 million. Management believes that a significant portion of maturing deposits will remain with the Bank.

    The Bank is required by the OTS to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Bank generally maintains a liquidity ratio of between 5% and 10% of its net withdrawable deposits and borrowings payable in one year or less. The Bank's average monthly liquidity ratio and short-term liquid assets ratio were each 6.6% for September 1997.

    As set forth below, as of September 30, 1997, the Bank's regulatory capital substantially exceeded applicable limits.


                                                 SEPTEMBER 30, 1997
                                          ---------------------------------
                                          TANGIBLE      CORE     RISK-BASED
                                           CAPITAL     CAPITAL     CAPITAL
                                          --------     -------   ----------
                                                    (IN THOUSANDS)

GAAP equity............................    $28,761     $28,761     $28,761
Unrealized gain on securities..........        (51)        (51)        (51)
Goodwill...............................        (20)        (20)        (20)
General valuation allowances...........         --          --         575
                                          --------     -------   ----------
Total regulatory capital...............     28,690      28,690      29,265
Minimum capital requirements...........      4,112       8,224      12,295
                                          --------     -------   ----------
Excess capital.........................    $24,578     $20,466     $16,970
                                          --------     -------   ----------
                                          --------     -------   ----------

IMPACT OF INFLATION AND CHANGING PRICES

    The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

    Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1994, the Financial Accounting Standards Board ("FASB") issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that the Company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

    SFAS No. 122 requires that securitizations of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

    SFAS No. 122 is applied prospectively to fiscal years beginning after December 15, 1995, (October 1, 1996, as to the Company) to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application is prohibited. Management adopted SFAS No. 122 effective October 1, 1996 without material effect on the Company's consolidated financial position or results of operations.

    In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 has been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Company will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

    In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements and transfers of receivables with recourse.

    An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

    SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

    SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Company's consolidated financial position or results of operations.

    In February 1997, the FASB released SFAS No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the numerator and denominator of the diluted EPS computation.

    Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

    SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented.

    In March 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure." Statement No. 129 continues the existing requirements to disclose the pertinent rights and privileges of all securities other than ordinary common stock but expands the number of companies subject to portions of its requirements. Specifically, the Statement requires all entities to provide the capital structure disclosures previously required by Opinion 15. Companies that were exempt from the provisions of Opinion 15 will now need to make those disclosures.

    In July 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of the Statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events during the period other than transactions with owners ("Comprehensive income"). Comprehensive income is the total of net income and all other nonowner changes in equity. The Statement is effective for fiscal years beginning after December 15, 1997 with earlier application permitted.

    In July 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Statement No. 131 requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. It requires limited segment data on a quarterly basis. It also requires geographic data by country, as opposed to broader geographic regions as permitted under current standards. The Statement is effective for fiscal years beginning after December 15, 1997 with earlier application permitted.

              Report of Independent Certified Public Accountants

Board of Directors
Enterprise Federal Bancorp, Inc.

    We have audited the accompanying consolidated statements of financial condition of Enterprise Federal Bancorp, Inc. as of September 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years ended September 30, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enterprise Federal Bancorp, Inc. as of September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years ended September 30, 1997, 1996, and 1995, in conformity with generally accepted accounting principles.


/s/ Grant Thornton L.L.P.
-------------------------
Cincinnati, Ohio
October 24, 1997

                        Enterprise Federal Bancorp, Inc.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                       (In thousands, except share data)


                                                                           1997        1996
                                                                        ----------  ----------
   ASSETS
Cash and due from banks...............................................  $      811  $      736
Federal funds sold....................................................       8,000       7,225
Interest-bearing deposits in other financial institutions.............       2,330       4,977
                                                                        ----------  ----------
    Cash and cash equivalents.........................................      11,141      12,938

Investment securities available for sale--at market...................         698      --
Mortgage-backed securities available for sale--at market..............      61,457      65,482
Loans receivable--net.................................................     191,096     149,050
Office premises and equipment-at depreciated cost.....................       3,544       3,603
Federal Home Loan Bank stock--at cost.................................       5,500       3,000
Accrued interest receivable on loans..................................         608         360
Accrued interest receivable on mortgage-backed securities.............         409         371
Accrued interest receivable on interest-bearing deposits..............          96          44
Goodwill and other intangible assets..................................          20          50
Prepaid expenses and other assets.....................................         290         256
Prepaid federal income taxes..........................................          29      --
Deferred federal income tax asset.....................................      --              37
                                                                        ----------  ----------
    Total assets......................................................  $  274,888  $  235,191
                                                                        ----------  ----------
                                                                        ----------  ----------
  LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits..............................................................  $  146,297  $  139,447
Advances from the Federal Home Loan Bank..............................      95,000      60,000
Escrow deposits.......................................................      --             208
Accrued interest payable..............................................         636         488
Other liabilities.....................................................       1,365       1,703
Accrued federal income taxes..........................................      --             289
Deferred federal income taxes.........................................         166      --
                                                                        ----------  ----------
    Total liabilities.................................................     243,464     202,135
Commitments...........................................................      --          --

Stockholders' equity
Preferred stock, no par value, 1,000,000 shares authorized, none
  issued and outstanding..............................................      --          --
Common stock, $.01 par value, 4,000,000 shares authorized,
  2,268,596 issued at September 30, 1997 and 1996.....................          23          23
Additional paid-in capital............................................      23,082      22,713
Less 282,768 and 199,268 shares of treasury stock--at cost............      (4,386)     (3,058)
Less shares acquired by stock benefit plans...........................      (1,927)     (2,593)
Retained earnings--restricted.........................................      14,581      15,736
Unrealized gains on securities designated as available for sale,
  net of related tax effects..........................................          51         235
                                                                        ----------  ----------
    Total stockholders' equity........................................      31,424      33,056
                                                                        ----------  ----------
    Total liabilities and stockholders' equity........................  $  274,888  $  235,191
                                                                        ----------  ----------
                                                                        ----------  ----------


       The accompanying notes are an integral part of these statements.

                       Enterprise Federal Bancorp, Inc.
                     CONSOLIDATED STATEMENTS OF EARNINGS
                         Year ended September 30,
                      (In thousands, except share data)


                                                                  1997       1996       1995
                                                                ---------  ---------  ---------
Interest income
  Loans.......................................................  $  14,067  $  10,853  $   8,444
  Mortgage-backed securities..................................      4,147      4,164      3,026
  Investment securities.......................................          3     --            114
  Interest-bearing deposits and other.........................        832        643        713
                                                                ---------  ---------  ---------
      Total interest income...................................     19,049     15,660     12,297
  Interest expense
    Deposits..................................................      7,299      6,838      5,837
    Borrowings................................................      4,620      2,554        741
                                                                ---------  ---------  ---------
      Total interest expense..................................     11,919      9,392      6,578
                                                                ---------  ---------  ---------
      Net interest income.....................................      7,130      6,268      5,719

Provision for losses on loans.................................        165         90     --
                                                                ---------  ---------  ---------
      Net interest income after provision for losses on loans.      6,965      6,178      5,719
Other income
  Gain on sale of investment and mortgage backed securities...        597        885        331
  Gain on sale of real estate acquired through foreclosure....     --         --             39
  Other operating.............................................        129        109         94
                                                                ---------  ---------  ---------
      Total other income......................................        726        994        464

General, administrative and other expense
  Employee compensation and benefits..........................      2,548      2,479      1,860
  Occupancy and equipment.....................................        385        307        223
  Federal deposit insurance premiums..........................        122      1,069        272
  Franchise taxes.............................................        447        461        397
  Data processing.............................................        140        137        131
  Amortization of goodwill and other intangible assets........         30         30         30
  Other operating.............................................        394        490        497
                                                                ---------  ---------  ---------
      Total general, administrative and other expense.........      4,066      4,973      3,410
                                                                ---------  ---------  ---------
      Earnings before income taxes............................      3,625      2,199      2,773

Federal income taxes
  Current.....................................................        959      1,102        877
  Deferred....................................................        297       (344)        59
                                                                ---------  ---------  ---------
      Total federal income taxes..............................      1,256        758        936
                                                                ---------  ---------  ---------
      NET EARNINGS............................................  $   2,369  $   1,441  $   1,837
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------
      EARNINGS PER SHARE......................................  $    1.23  $     .73  $     .90
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------


       The accompanying notes are an integral part of these statements.

                          Enterprise Federal Bancorp, Inc.
                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            Year ended September 30,
                        (In thousands, except share data)


                                                                                                UNREALIZED
                                                                                   SHARES     GAINS (LOSSES)
                                                                                ACQUIRED BY   ON SECURITIES
                                                        ADDITIONAL                 STOCK      DESIGNATED AS
                                               COMMON    PAID-IN     TREASURY     BENEFIT       AVAILABLE     RETAINED
                                                STOCK    CAPITAL      STOCK        PLANS        FOR SALE      EARNINGS    TOTAL
                                               ------   ----------   --------   -----------   -------------   --------   --------
Balance at October 1, 1994...................  $  --     $   --      $   --      $   --        $   --         $ 12,458   $ 12,458
Designation of securities as available for
  sale upon adoption of SFAS No. 115.........     --         --          --          --               (9)        --            (9)
Net proceeds from issuance of common stock...      23      28,633        --         (2,359)        --            --        26,297
Purchase of treasury shares..................     --         --        (1,413)       --            --            --        (1,413)
Stock acquired for stock benefit plans.......     --         --          --         (1,329)        --            --        (1,329)
Transfer of securities to an available
  for sale classification....................     --         --          --          --             (788)        --          (788)
Unrealized gains on securities designated
  as available for sale, net of related
  tax effects................................     --         --          --          --            1,185         --         1,185
Principal repayment on loan to ESOP..........     --         --          --            236        --             --           236
Net earnings for the year ended
  September 30, 1995.........................     --         --          --          --           --             1,837      1,837
                                               ------    --------    --------    ---------     ---------      --------   --------
Balance at September 30, 1995................      23      28,633      (1,413)      (3,452)          388        14,295     38,474
Capital distribution of $3.00 per share......     --       (5,986)       --          --           --             --        (5,986)
Purchase of treasury shares..................     --         --        (1,645)       --           --             --        (1,645)
Unrealized losses on securities designated
  as available for sale, net of related
  tax effects................................     --         --          --          --             (153)        --          (153)
Principal repayment on loan to
  ESOP/amortization of expense related
  to stock benefit plans.....................     --           66        --            859         --            --           925
Net earnings for the year ended
  September 30, 1996.........................     --          --         --          --            --            1,441      1,441
                                               ------    --------    --------    ---------     ---------      --------   --------
Balance at September 30, 1996................      23      22,713      (3,058)      (2,593)          235        15,736     33,056
Dividends paid of $1.75 per share............     --          170        --          --            --           (3,524)    (3,354)
Purchase of treasury shares..................     --          --       (1,328)       --            --            --        (1,328)
Unrealized losses on securities designated as
  available for sale, net of related
  tax effects.................................     --          --         --          --             (184)        --          (184)
Principal repayment on loan to
  ESOP/amortization of expense related
  to stock benefit plans......................    --          199        --            666         --            --           865
Net earnings for the year ended
  September 30, 1997..........................    --          --         --           --           --            2,369      2,369
                                               ------    --------    --------    ---------     ---------      --------   --------
Balance at September 30, 1997................. $   23    $ 23,082    $ (4,386)   $  (1,927)    $      51      $  14,581  $ 31,424
                                               ------    --------    --------    ---------     ---------      --------   --------
                                               ------    --------    --------    ---------     ---------      --------   --------


        The accompanying notes are an integral part of these statements.

                       Enterprise Federal Bancorp, Inc.
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                           Year ended September 30,
                                (In thousands)

                                                                                      1997       1996       1995
                                                                                   ---------  ---------  ---------
Cash flows from operating activities:
  Net earnings for the year......................................................  $   2,369  $   1,441  $   1,837
  Adjustments to reconcile net earnings
   to net cash provided by (used in) operating activities:
     Amortization of discounts and premiums on loans,
       investments and mortgage-backed securities--net...........................         24        (34)        78
     Amortization of deferred loan origination fees..............................       (189)      (170)      (142)
     Amortization of expense related to stock benefit plans......................        865        925        236
     Depreciation and amortization...............................................        263        121        112
     Provision for losses on loans...............................................        165         90       --
     Gain on sale of securities designated as available for sale.................       (597)      (885)      (331)
     Gain on sale of real estate acquired through foreclosure....................       --         --          (39)
     Federal Home Loan Bank stock dividends......................................       (297)      (148)       (78)
     Increase (decrease) in cash due to changes in:
       Accrued interest receivable...............................................       (338)      (272)      (176)
       Prepaid expenses and other assets.........................................        (34)       (36)       219
       Accrued interest payable..................................................        148        112        267
       Other liabilities.........................................................       (546)       878        131
       Federal income taxes
       Current...................................................................      1,053        304         (6)
       Deferred..................................................................        297       (344)        59
                                                                                    ---------  ---------  ---------
         Net cash provided by operating activities...............................      3,183      1,982      2,167

Cash flows provided by (used in) investing activities:
  Purchase of investment securities..............................................       (968)      --       (7,427)
  Proceeds from sale of investment securities designated
   as available for sale.........................................................        356       --        8,518
  Purchase of mortgage-backed securities.........................................    (55,302)   (51,493)   (68,464)
  Proceeds from sale of mortgage-backed securities designated
   as available for sale.........................................................     52,714     54,552     18,776
  Principal repayments on mortgage-backed securities.............................      6,728      4,178      4,108
  Loan principal repayments......................................................     22,664     23,208     20,802
  Loan disbursements.............................................................    (65,585)   (61,378)   (31,213)
  Purchase of office premises and equipment......................................       (174)    (1,640)      (253)
  Proceeds from sale of real estate acquired through foreclosure.................       --           19        122
  Purchase of Federal Home Loan Bank stock.......................................     (2,203)    (1,307)      (457)
                                                                                    ---------  ---------  ---------
          Net cash used in investing activities..................................    (41,770)   (33,861)   (55,488)
                                                                                    ---------  ---------  ---------
          Net cash used in operating and investing activities
            (subtotal carried forward)...........................................    (38,587)   (31,879)   (53,321)
                                                                                    ---------  ---------  ---------

                       Enterprise Federal Bancorp, Inc.
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                           Year ended September 30,
                                (In thousands)

                                                                                      1997       1996       1995
                                                                                   ---------  ---------  ---------
           Net cash used in operating and investing activities
             (subtotal brought forward)..........................................  $  (38,587) $  (31,879) $  (53,321)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts....................................       6,850      11,760     (26,022)
  Proceeds from Federal Home Loan Bank advances..................................      65,000      40,000      30,000
  Repayment of Federal Home Loan Bank advances...................................     (30,000)    (10,000)       --
  Escrow deposits................................................................        (208)         18          (7)
  Net proceeds from issuance of common stock.....................................        --          --        26,297
  Purchase of treasury shares....................................................      (1,328)     (1,645)     (1,413)
  Purchase of shares for employee stock benefit plans............................        --          --        (1,329)
  Return of capital distribution.................................................        --          (5,986)     --
  Payment of dividends...........................................................      (3,524)       --          --
                                                                                   ----------  ----------  ----------
           Net cash provided by financing activities.............................      36,790      34,147      27,526
                                                                                   ----------  ----------  ----------

Net increase (decrease) in cash and cash equivalents.............................      (1,797)      2,268     (25,795)

Cash and cash equivalents at beginning of year...................................      12,938      10,670      36,465
                                                                                   ----------  ----------  ----------

Cash and cash equivalents at end of year.........................................  $   11,141  $   12,938  $   10,670
                                                                                   ----------  ----------  ----------
                                                                                   ----------  ----------  ----------

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
      Federal income taxes.......................................................  $      895  $      361  $      883
                                                                                   ----------  ----------  ----------
                                                                                   ----------  ----------  ----------

      Interest on deposits and borrowings........................................  $   11,771  $    9,280  $    6,311
                                                                                   ----------  ----------  ----------
                                                                                   ----------  ----------  ----------

Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired through foreclosure...............  $     --    $       21  $     --
                                                                                   ----------  ----------  ----------
                                                                                   ----------  ----------  ----------

  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects...............................  $     (184) $     (153) $      388
                                                                                   ----------  ----------  ----------
                                                                                   ----------  ----------  ----------

        The accompanying notes are an integral part of these statements.

                       Enterprise Federal Bancorp, Inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       September 30, 1997, 1996 and 1995

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    During fiscal 1994, the Board of Directors of Enterprise Federal Savings Bank (the Savings Bank) adopted an overall plan of conversion and reorganization (the Plan) whereby the Savings Bank would convert to the stock form of ownership (the Conversion), followed by the issuance of all of the Savings Bank's outstanding stock to a newly formed holding company, Enterprise Federal Bancorp, Inc. (the Corporation), and the issuance of common shares of the Corporation to subscribing members of the Savings Bank. The Conversion to the stock form of ownership was completed on October 14, 1994, culminating in the Corporation's issuance of 2,268,596 common shares. Condensed financial statements of the Corporation as of the periods ended September 30, 1997, 1996 and 1995 are presented in Note L. Future references are made to either the Corporation or the Savings Bank as applicable.

    The Corporation conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Corporation's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Corporation can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1.  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Corporation and its subsidiary, the Savings Bank. All significant intercompany balances and transactions have been eliminated.

                       Enterprise Federal Bancorp, Inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       September 30, 1997, 1996 and 1995

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses charged to operations or stockholders' equity, respectively.

    At September 30, 1997 and 1996, the Corporation's stockholders' equity reflected an unrealized gain on securities designated as available for sale, net of applicable tax effects, totaling $51,000 and $235,000 respectively.

    Realized gains or losses on sales of securities are recognized using the specific identification method.

3.  LOANS RECEIVABLE

    Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses and premiums and discounts on purchased loans. Premiums and discounts on loans purchased are amortized and accreted to operations using the interest method over the life of the underlying loans.

    Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

4.  LOAN ORIGINATION FEES

    The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e. principally actual personnel

                       Enterprise Federal Bancorp, Inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       September 30, 1997, 1996 and 1995

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.  LOAN ORIGINATION FEES (continued)

costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5.  ALLOWANCE FOR LOSSES ON LOANS

    It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114, which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value. As a result, the Corporation adopted SFAS No. 114 effective October 1, 1995, without material financial statement effect.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

                       Enterprise Federal Bancorp, Inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       September 30, 1997, 1996 and 1995

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5.  ALLOWANCE FOR LOSSES ON LOANS (continued)

    At September 30, 1997 and 1996, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

6.  OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty to fifty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

7.  REAL ESTATE ACQUIRED THROUGH FORECLOSURE

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8.  GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill and specifically identifiable intangible assets related to branch acquisitions are amortized over a ten year estimated useful life using the straight line method.

    Goodwill represents the unidentified intangible assets resulting from the Savings Bank's purchase of branch offices from other financial institutions. Management periodically evaluates the carrying value of these intangible assets in relation to the continuing earnings capacity of such offices.

9.  INCOME TAXES

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and

                       Enterprise Federal Bancorp, Inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       September 30, 1997, 1996 and 1995

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9.  INCOME TAXES (continued)

    Its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, certain components of retirement expense, the general loan loss allowance and the percentage of earnings bad debt deduction. Additional differences result from depreciation computed utilizing accelerated methods for tax purposes.

10. RETIREMENT AND INCENTIVE PLANS

    The Corporation has several retirement and incentive plans covering the directors and substantially all employees. Such plans are more fully described as follows.

    In conjunction with the Conversion, the Corporation implemented an Employee Stock Ownership Plan (ESOP). The ESOP provides retirement benefits for all employees who have completed one year of service and have attained the age of
21. The Corporation accounts for the ESOP in accordance with Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires that compensation expense recorded by employers be based on the fair value of ESOP shares allocated to participants during a fiscal year. The Corporation recognized expense related to the ESOP totaling $545,000, $652,000 and $252,000 for the fiscal years ended September 30, 1997, 1996 and 1995, respectively.

    Additionally, the Corporation adopted a Management Recognition Plan (MRP). The MRP purchased 90,744 shares of the Corporation's common stock during fiscal 1995 at an average price per share of $14.64. All of the shares available under the plan were granted to executive officers of the Savings Bank. Common stock granted under the MRP vests ratably over a five-year period, commencing in November, 1994. A provision of $472,000, $234,000 and $199,000 was charged to expense for the MRP for the fiscal years ended September 30, 1997, 1996 and 1995, respectively.

                       Enterprise Federal Bancorp, Inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                       September 30, 1997, 1996 and 1995

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. RETIREMENT AND INCENTIVE PLANS (continued)

    The Savings Bank is a participant in a multi-employer defined benefit pension plan that covers substantially all employees. The Savings Bank funds its pension plan through participation in the Pentegra Fund (the Fund). The provision for pension expense totaled $22,000, $99,000 and $105,000 for the fiscal years ended September 30, 1997, 1996 and 1995 respectively. Pension expense is computed by the Fund's actuaries utilizing the frozen initial liability method and assuming a 7.5% return on Fund assets. The Savings Bank is not required to disclose separate actuarial information due the Fund's classification as a multi-employer pension plan.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1997 and 1996:

        Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

        Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

        Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                           Enterprise Federal Bancorp, Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                          September 30, 1997, 1996 and 1995

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Fair Value of Financial Instruments (continued)

        Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

        Deposits: The fair value of NOW accounts, passbook accounts, money market and escrow deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

        Advances from Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

        Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At September 30, 1997 and 1996, the difference between the fair value and notional amount of loan commitments was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:


                                                                            1997                  1996
                                                                   ---------------------------------------------
                                                                   CARRYING    FAIR        CARRYING    FAIR
                                                                   VALUE       VALUE       VALUE       VALUE
                                                                   ----------  ----------  ---------  ----------
                                                                                   (IN THOUSANDS)

Financial assets
  Cash and cash equivalents......................................  $   11,141  $   11,141  $   12,938  $   12,938
  Investment securities..........................................         698         698      --          --
  Mortgage-backed securities.....................................      61,457      61,457      65,482      65,482
  Loans receivable...............................................     191,096     190,597     149,050     148,178
  Stock in Federal Home Loan Bank................................       5,500       5,500       3,000       3,000
                                                                   ----------  ----------  ----------  ----------
                                                                   $  269,892  $  269,393  $  230,470  $  229,598
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
Financial liabilities
  Deposits.......................................................  $  146,297  $  147,136  $  139,447  $  140,209
  Advances from Federal Home Loan Bank...........................      95,000      94,936      60,000      59,792
  Escrow deposits................................................      --          --             208         208
                                                                   ----------  ----------  ----------  ----------
                                                                   $  241,297  $  242,072  $  199,655  $  200,209
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------

                           Enterprise Federal Bancorp, Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                          September 30, 1997, 1996 and 1995

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

13. EARNINGS PER SHARE AND DIVIDENDS PER SHARE

    Primary earnings per share for the years ended September 30, 1997, 1996 and 1995 is based upon the weighted-average shares outstanding during the period plus those stock options that are dilutive, less 85,518, 113,714 and 181,488 shares, respectively, in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding totaled 1,920,482, 1,984,616 and 2,046,991 for the years ended September 30, 1997, 1996 and 1995, respectively. There was no material dilutive effect attendant to the Corporation's stock option plan during the years ended September 30, 1997, 1996 and 1995.

    During fiscal 1996, the Corporation declared a dividend of $3.00 per common share, which was paid in October, 1995 from funds retained by the Corporation in the Conversion and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital dividend to additional paid-in-capital. Management has obtained a Private Letter Ruling from the Internal Revenue Service which states that the Corporation's dividend payments in excess of accumulated earnings and profits are considered a tax-free return of capital for federal income tax purposes. As a result, management determined that approximately $2.95 of the fiscal 1996 distribution constitutes a tax-free return of capital.

14. RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.

                           Enterprise Federal Bancorp, Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                          September 30, 1997, 1996 and 1995

NOTE B--INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    At September 30, 1997, the Corporation's investment securities consisted entirely of equity securities of another financial institution totaling $698,000. At September 30, 1997, the cost and carrying value of such securities approximated market value.

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at September 30, 1997 and 1996 are summarized as follows:

                                                                                               1997
                                                                      -------------------------------------------------------
                                                                                          GROSS         GROSS    ESTIMATED
                                                                       AMORTIZED      UNREALIZED    UNREALIZED         FAIR
                                                                            COST           GAINS        LOSSES        VALUE
                                                                      -----------    -------------  ----------    ---------
                                                                                     (IN THOUSANDS)
Available for sale:
  Federal Home Loan Mortgage Corporation participation
    certificates....................................................   $  14,943     $      53     $      75      $  14,921
  Federal National Mortgage Association participation certificates..      33,906            48           122         33,832
  Collateralized mortgage obligations...............................      12,530           178             4         12,704
                                                                     -----------     ---------     ---------      ---------
                                                                       $  61,379     $     279     $     201      $  61,457
                                                                     -----------     ---------     ---------      ---------
                                                                     -----------     ---------     ---------      ---------


                                                                                              1996
                                                                     --------------------------------------------------
                                                                                        GROSS         GROSS   ESTIMATED
                                                                      AMORTIZED    UNREALIZED    UNREALIZED        FAIR
                                                                           COST         GAINS        LOSSES       VALUE
                                                                     ----------    ----------     ---------  ----------
                                                                                        (IN THOUSANDS)

Available for sale:
  Federal Home Loan Mortgage Corporation participation
    certificates....................................................   $   3,559     $  --         $     161   $   3,398
  Federal National Mortgage Association participation certificates..      23,497            82           215      23,364
  Small Business Administration participation certificates..........       1,082            36        --           1,118
  Collateralized mortgage obligations...............................      36,988           655            41      37,602
                                                                      -----------        -----         -----   ---------
                                                                       $  65,126     $     773     $     417   $  65,482
                                                                      -----------        -----         -----   ---------
                                                                      -----------        -----         -----   ---------

                           Enterprise Federal Bancorp, Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                          September 30, 1997, 1996 and 1995

NOTE B--INVESTMENTS AND MORTGAGE-BACKED SECURITIES (CONTINUED)

The amortized cost of mortgage-backed securities at September 30, 1997, by contractual term to maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                        AMORTIZED
                                                                             COST
                                                                   --------------
                                                                   (IN THOUSANDS)
Due within ten years.........................................          $      358
Due after ten years..........................................              61,021
                                                                       ----------
                                                                       $   61,379
                                                                       ----------
                                                                       ----------

Federal funds sold with an approximate carrying value of $2.5 million were pledged to secure public deposits at September 30, 1997.

NOTE C--LOANS RECEIVABLE

The composition of the loan portfolio is as follows at September 30:

                                                           1997        1996
                                                       ----------  ----------
                                                           (IN THOUSANDS)
Residential real estate
  One-to-four family.................................  $  130,022  $   96,605
  Equity lines.......................................      19,781      12,065
  Multi-family.......................................       4,693       6,525
  Construction.......................................      15,960      15,567
Nonresidential real estate and land..................      38,516      35,162
Consumer and other...................................       1,009         942
                                                       ----------  ----------
                                                          209,981     166,866
Less:
  Undisbursed portion of loans in process............       7,821       9,928
  Deferred loan origination fees.....................       1,017         874
  Allowance for loan losses..........................         575         410
  Undisbursed portion of equity lines................       9,472       6,604
                                                       ----------  ----------
                                                       $  191,096  $  149,050
                                                       ----------  ----------
                                                       ----------  ----------

    The Savings Bank's lending efforts have historically focused on one-to-four family and multi-family residential real estate loans, which comprise approximately $141.3 million, or 74%, of the total loan portfolio at September 30, 1997, and $107.5 million, or 72%, of the total loan portfolio at September 30, 1996. Generally, such loans have been underwritten

                           Enterprise Federal Bancorp, Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                          September 30, 1997, 1996 and 1995

NOTE C -- LOANS RECEIVABLE (Continued)

on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

NOTE D--ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows:

                                               1997       1996       1995
                                             ---------  ---------  ---------
                                                     (IN THOUSANDS)
Balance at beginning of period.............  $     410  $     323  $     323
Provision for losses on loans..............        165         90         --
Charge-offs of loans.......................         --         (3)        --
                                             ---------  ---------  ---------
Balance at end of period...................  $     575  $     410  $     323
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------

As of September 30, 1997, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital.

Nonperforming and renegotiated loans for which interest has been reduced totaled approximately $33,000, $203,000 and $454,000 at September 30, 1997, 1996
and 1995, respectively. Interest income which would have been recognized if such loans had been performing pursuant to contractual terms totaled approximately $3,000, $12,000 and $6,000 for the years ended September 30, 1997, 1996, and
1995, respectively.

NOTE E--OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at September 30 are comprised of the following:

                                                          1997       1996
                                                        ---------  ---------
                                                           (IN THOUSANDS)
Land and improvements.................................  $     839  $     839
Office buildings and improvement......................      3,110      3,089
Furniture, fixtures and equipment.....................      1,009        932
                                                        ---------  ---------
                                                            4,958      4,860
Less accumulated depreciation and amortization........      1,414      1,257
                                                        ---------  ---------
                                                        $   3,544  $   3,603
                                                        ---------  ---------
                                                        ---------  ---------

                           Enterprise Federal Bancorp, Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                          September 30, 1997, 1996 and 1995

NOTE F--DEPOSITS

Deposits consist of the following major classifications at September 30:

                                                                                 1997                   1996
                                                                        ----------------------  ---------------------
                                                                          AMOUNT        %        AMOUNT        %
                                                                        ----------   ---------  ----------  ---------
                                                                                     (DOLLARS IN THOUSANDS)
Deposit type and weighted-
average interest rate
Now accounts
  1997--1.44%.........................................................  $    9,208       6.29%
  1996--1.35%.........................................................                          $    8,378       6.01%
Passbook
  1997--3.00%.........................................................      15,949      10.90
  1996--3.00%.........................................................                              17,192      12.33
Money market deposit accounts
  1997--4.35%.........................................................      21,694      14.83
  1996--4.06%.........................................................                              18,446      13.23
                                                                        ----------  ---------   ----------  ---------
Total demand, transaction and passbook deposits.......................      46,851      32.02       44,016      31.57

Certificates of deposit
Original maturities of:
12 months or less
  1997--5.59%.........................................................      36,902      25.23
  1996--5.33%.........................................................                              39,106      28.04
Over 12 months to 36 months
  1997--5.96%.........................................................      32,655      22.32
  1996--5.94%.........................................................                              29,583      21.21
More than 36 months
  1997--6.42%.........................................................      29,889      20.43
  1996--6.43%.........................................................                              26,742      19.18
                                                                        ----------  ---------   ----------  ---------
Total certificates of deposit.........................................      99,446      67.98       95,431      68.43
                                                                        ----------  ---------   ----------  ---------
Total deposits........................................................  $  146,297     100.00%  $  139,447     100.00%
                                                                        ----------  ---------   ----------  ---------
                                                                        ----------  ---------   ----------  ---------

    The Savings Bank had deposit accounts with balances greater than $100,000 totaling $19.3 million and $16.0 million at September 30, 1997 and 1996, respectively.

                           Enterprise Federal Bancorp, Inc.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                          September 30, 1997, 1996 and 1995

NOTE F -- DEPOSITS (continued)

Interest expense on deposits for the years ended September 30 is summarized as follows:

                                                  1997       1996       1995
                                               ----------  ---------  ---------
                                                        (IN THOUSANDS)
Passbook.....................................  $      497  $     528  $     564
NOW and money market deposit
  accounts...................................       1,000        738        513
Certificates of deposit......................       5,802      5,572      4,760
                                               ----------  ---------  ---------
                                               $    7,299  $   6,838  $   5,837
                                               ----------  ---------  ---------
                                               ----------  ---------  ---------

    Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                           1997       1996
                                                         ---------  ---------
                                                            (IN THOUSANDS)
Less than one year.....................................  $  52,763  $  52,810
One to three years.....................................     36,598     25,820
Over three years.......................................     10,085     16,801
                                                         ---------  ---------
                                                         $  99,446  $  95,431
                                                         ---------  ---------
                                                         ---------  ---------

NOTE G--ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at September 30, 1997 by certain residential mortgage loans totaling $130.0 million, certain mortgage-backed securities totaling $30.0 million and the Savings Bank's investment in Federal Home Loan Bank stock are summarized as follows:

                                                                         SEPTEMBER 30,
WEIGHTED AVERAGE                             MATURING IN FISCAL      ---------------------
INTEREST RATE                                 YEAR ENDING IN            1997       1996
----------------------------------------------  ----------------     ---------   ---------
                                                                        (IN THOUSANDS)
5.38%...........................................           1997       $  --       $  10,000
5.51%-5.60%.....................................           1998          25,000      20,000
5.60%...........................................           1999          30,000      --
6.25%...........................................           2000          10,000      10,000
6.75%...........................................           2005          10,000      10,000
6.50%...........................................           2006          10,000      10,000
6.51%...........................................           2007          10,000          --
                                                                      ---------   ---------
                                                                     $   95,000   $  60,000
                                                                      ---------   ---------
                                                                      ---------   ---------
Weighted-average interest rate..................                           5.98%      5.98%
                                                                      ---------   ---------
                                                                      ---------   ---------

                       Enterprise Federal Bancorp, Inc.

                       SEPTEMBER 30, 1997, 1996 AND 1995


NOTE H--FEDERAL INCOME TAXES

 Federal income taxes differ from the amounts computed at the statutory corporate tax rate as follows at September 30:

                                                  1997    1996    1995
                                                  ----    ----    ----
                                                    (IN THOUSANDS)
Federal income taxes computed at
 statutory rate...............................   $1,233   $748    $943
Increase (decrease) in taxes resulting from:
  Amortization of goodwill....................       10     10      10
  Other.......................................       13     --     (17)
                                                 ------   ----    ----
Federal income tax provision per
 consolidated financial statements............   $1,256   $758    $936
                                                 ------   ----    ----
                                                 ------   ----    ----


 The composition of the Corporation's net deferred tax asset (liability) is as follows at September 30:

TAXES (PAYABLE) REFUNDABLE ON TEMPORARY
DIFFERENCES AT STATUTORY RATE:                                                                     1997       1996
                                                                                                   ---------  ---------
                                                                                                      (IN THOUSANDS)
Deferred tax liabilities:
  Federal Home Loan Bank stock dividends.........................................................  $    (346) $    (245)
  Difference between book and tax depreciation...................................................       (167)      (151)
  Percentage of earnings bad debt deduction......................................................       (386)      (386)
  Unrealized gain on securities designated as available for sale.................................        (27)      (121)
                                                                                                   ---------  ---------
        Total deferred tax liabilities...........................................................       (926)      (903)

Deferred tax assets:
  General loan loss allowance....................................................................        195        139
  Deferred loan origination fees.................................................................        346        297
  Deferred compensation..........................................................................         72        157
  Employee stock benefit plans...................................................................        130         65
  SAIF recapitalization assessment...............................................................     --            262
  Other..........................................................................................         17         20
                                                                                                   ---------  ---------
        Total deferred tax assets................................................................        760        940
                                                                                                   ---------  ---------
        Net deferred tax asset (liability).......................................................  $    (166) $      37
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

                       Enterprise Federal Bancorp, Inc.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                      September 30, 1997, 1996 and 1995


NOTE H--FEDERAL INCOME TAXES (continued)


In prior years, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1997, includes approximately $2.5 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $470,000 at September 30, 1997. See Note K for additional information regarding the Savings Bank's future percentage of earnings bad debt deductions.

NOTE I--LOAN COMMITMENTS

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At September 30, 1997, the Savings Bank had outstanding commitments of approximately $3.3 million to originate loans, consisting of $345,000 of fifteen year fixed rate loans at interest rates ranging from 7.25% to 8.50%, $522,000 of thirty year fixed rate loans at interest rates ranging from 8.00% to 8.50%, and $2.4 million in adjustable rate loans. Additionally, the Savings Bank had commitments under unused lines of credit totaling $9.5 million. In the opinion of management all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 1997, and will be funded from existing excess liquidity and normal cash flow from operations.

                       Enterprise Federal Bancorp, Inc.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      September 30, 1997, 1996 and 1995


NOTE J--REGULATORY CAPITAL

The Savings Bank is subject to regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets such as capitalized mortgage servicing rights) equal to 3.0% of adjusted total assets. A recent OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0%--5.0% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the Savings Bank's present excess regulatory capital position as a result of this change to the regulatory capital requirement. The risk-based capital requirement provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

During the 1997 fiscal year, the Savings Bank was notified from its regulator that it was categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following table.

As of September 30, 1997, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.

                                                                  FOR CAPITAL
                             ACTUAL                             ADEQUACY PURPOSES
                         --------------   --------------------------------------------------------------
                         AMOUNT   RATIO                AMOUNT                          RATIO
                         -------  -----   --------------------------------  ----------------------------
                                                (DOLLARS IN THOUSANDS)

Risk-based capital.....  $29,265  19.0%   GREATER THAN OR EQUAL TO $12,295  GREATER THAN OR EQUAL TO 8.0%

Core capital...........  $28,690  10.5%    GREATER THAN OR EQUAL TO $8,224  GREATER THAN OR EQUAL TO 3.0%

Tangible capital.......  $28,690  10.5%    GREATER THAN OR EQUAL TO $4,112  GREATER THAN OR EQUAL TO 1.5%

                                                  TO BE "WELL-
                                               CAPITALIZED" UNDER
                                                PROMPT CORRECTIVE
                                                ACTION PROVISIONS
                         ---------------------------------------------------------------
                                      AMOUNT                           RATIO
                         --------------------------------  -----------------------------

Risk-based capital....   GREATER THAN OR EQUAL TO $15,369  GREATER THAN OR EQUAL TO 10.0%
Core capital..........   GREATER THAN OR EQUAL TO $16,448  GREATER THAN OR EQUAL TO  6.0%
Tangible capital......   GREATER THAN OR EQUAL TO $13,707  GREATER THAN OR EQUAL TO  5.0%

                       Enterprise Federal Bancorp, Inc.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      September 30, 1997, 1996 and 1995


NOTE J--REGULATORY CAPITAL (continued)

The Corporation's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the management, such as a protracted increase in interest rates or a downturn in the economy in the Savings Bank's market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE K--LEGISLATIVE DEVELOPMENTS

The deposit accounts of the Savings Bank and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May, 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Savings Bank had $115.9 million in deposits at March 31, 1995, resulting in an assessment of approximately $770,000, or $508,000 after tax, which was charged to operations in fiscal 1996.

A component of the recapitalization plan provided for the merger of the SAIF and BIF on January 1, 1999. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Savings Bank would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such activity limit restrictions would not have a material effect on the Corporation's financial position or results of operations.

Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $1.1 million of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserve over six years.

                       Enterprise Federal Bancorp, Inc.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                      September 30, 1997, 1996 and 1995


NOTE L--CONDENSED FINANCIAL STATEMENTS OF ENTERPRISE FEDERAL BANCORP, INC.

The following condensed financial statements summarize the financial position of Enterprise Federal Bancorp, Inc. as of September 30, 1997 and 1996 and the results of its operations for the periods ended September 30, 1997, 1996 and 1995.

                       Enterprise Federal Bancorp, Inc.
                      STATEMENTS OF FINANCIAL CONDITION
                              September 30,
                             (In thousands)

                                                                                                1997       1996
                                                                                              ---------  ---------
     ASSETS
Cash and due from banks.....................................................................  $   1,357  $      91
Loan receivable from Enterprise Federal Savings Bank........................................     --          3,572
Loan receivable from Employee Stock Ownership Plan..........................................      1,114      1,520
Investment in Enterprise Federal Savings Bank...............................................     28,761     27,735
Investment in North Cincinnati Savings Bank.................................................        698     --
Prepaid expense and other assets............................................................        110        138
                                                                                              ---------  ---------
    Total assets............................................................................  $  32,040  $  33,056
                                                                                              ---------  ---------
                                                                                              ---------  ---------

LIABILITIES & STOCKHOLDERS' EQUITY

Other liabilities...........................................................................  $     616  $  --
Common stock................................................................................         23         23
Additional paid-in capital..................................................................     33,503     32,638
Treasury stock..............................................................................     (4,386)    (3,058)
Unrealized gains on securities designated as available for sale.............................         51        235
Retained earnings...........................................................................      2,233      3,218
                                                                                              ---------  ---------
    Total liabilities and stockholders' equity..............................................  $  32,040  $  33,056
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                       Enterprise Federal Bancorp, Inc.
                            STATEMENTS OF EARNINGS
                          Periods ended September 30,
                                (In thousands)

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
Revenue
 Interest and dividend income........................................................  $     143  $     165  $     422
 Gain on sale of investments.........................................................         86     --         --
 Equity in earnings of subsidiary....................................................      2,334      1,541      1,632
                                                                                       ---------  ---------  ---------
   Total revenue.....................................................................      2,563      1,706      2,054

General and administrative expenses..................................................        194        265        277
                                                                                       ---------  ---------  ---------
   NET EARNINGS......................................................................  $   2,369  $   1,441  $   1,777
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

                       Enterprise Federal Bancorp, Inc.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                      SEPTEMBER 30, 1997, 1996 AND 1995


NOTE L--CONDENSED FINANCIAL STATEMENTS OF ENTERPRISE FEDERAL BANCORP, INC. (continued)


                       Enterprise Federal Bancorp, Inc.
                           STATEMENTS OF CASH FLOWS
                          Period ended September 30,
                                (In thousands)

                                                                                     1997       1996        1995
                                                                                   ---------  ---------  ----------
Cash provided by (used in) operating activities:
  Net earnings for the period....................................................  $   2,369  $   1,441  $    1,777
  Adjustments to reconcile net earnings to net cash provided by (used in)
    operating activities
      Undistributed earnings of consolidated subsidiary..........................       (175)    --          (1,632)
      Dividend received from subsidiary in excess of earnings....................     --            436      --
      Gain on sale of investments................................................        (86)    --          --
  Increase (decrease) in cash due to changes in:
      Prepaid expenses and other assets..........................................         28       (137)         (1)
      Other liabilities..........................................................        616     --          --
                                                                                   ---------  ---------  ----------
          Net cash provided by operating activities..............................      2,752      1,740         144

Cash flows provided by (used in) investing activities:
  Purchase of investments........................................................       (270)    --          --
  Proceeds from sale of investments..............................................        356     --          --
  Proceeds from repayment of loan to ESOP........................................        406        603         236
  Purchase of common shares of Enterprise Federal Savings Bank...................     --         --         (13,954)
  Issuance of loan to ESOP.......................................................     --         --          (2,359)
  Purchase of common shares of North Cincinnati Savings Bank.....................       (698)    --          --
  Issuance of loan to Enterprise Federal Savings Bank............................     --         --          (7,000)
  Repayment of loan to Enterprise Federal Savings Bank...........................      3,572      3,428      --
                                                                                   ---------  ---------  ----------
          Net cash provided by (used in) investing activities....................      3,366      4,031     (23,077)

Cash flows provided by (used in) financing activities:
  Proceeds from issuance of common stock.........................................     --         --          26,297
  Payment of dividends and distributions on common stock.........................     (3,524)    (5,986)     --
  Purchase of treasury stock.....................................................     (1,328)    (1,645)     (1,413)
  Purchase of stock for stock benefit plan.......................................     --         --          (1,329)
  Sale of stock for stock benefit plan...........................................     --          1,329      --
                                                                                   ---------  ---------  ----------
          Net cash provided by (used in) financing activities....................     (4,852)    (6,302)     23,555

Net increase (decrease) in cash and cash equivalents.............................      1,266       (531)        622

Cash and cash equivalents at beginning of period.................................         91        622      --
                                                                                   ---------  ---------  ----------
Cash and cash equivalents at end of period.......................................  $   1,357  $      91  $      622
                                                                                   ---------  ---------  ----------
                                                                                   ---------  ---------  ----------

                         Enterprise Federal Bancorp, Inc.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                      SEPTEMBER 30, 1997, 1996 AND 1995

    Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of (i) up to 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year (ii) or 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $5.5 million to the Corporation at September 30, 1997.

NOTE M--STOCK OPTION PLAN

    During fiscal 1995, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 226,860 shares of authorized, but unissued shares of common stock. The Board of Directors granted options to purchase shares of stock at an exercise price equal to the fair value of the shares on the date of the grant, as subsequently adjusted for return of capital distribution. The plan provides for one-fifth of the shares granted to be exercisable on each of the first five anniversaries of the date of the Plan, commencing in November, 1994. As of September 30, 1997 none of the stock options granted had been exercised.

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                            1997       1996       1995


Net earnings...........    As reported     $ 2,369     $ 1,441     $ 1,837
                                           -------     -------     -------
                                           -------     -------     -------
                            Pro-forma      $ 2,333     $ 1,403     $ 1,816
                                           -------     -------     -------
                                           -------     -------     -------
Earnings per share.....    As reported     $  1.23     $   .73     $   .90
                                           -------     -------     -------
                                           -------     -------     -------
                            Pro-forma      $  1.21     $   .71     $   .89
                                           -------     -------     -------
                                           -------     -------     -------


    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively; dividend yield of 7.0% and expected volatility of 20.0% for all years; risk-free interest rates of 6.5% in fiscal 1997 and 6.0% in each of fiscal 1996 and 1995, expected lives of ten years.

                         Enterprise Federal Bancorp, Inc.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                         SEPTEMBER 30, 1997, 1996 AND 1995


NOTE M--STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's fixed stock option plans as of September 30, 1997, 1996 and 1995 and changes during the periods ending on those dates is presented below:

                               1997              1996             1995

                                  WEIGHTED-         WEIGHTED-        WEIGHTED-
                                    AVERAGE           AVERAGE          AVERAGE
                                   EXERCISE          EXERCISE         EXERCISE
                          SHARES      PRICE  SHARES     PRICE  SHARES    PRICE
                         -------  ---------  ------- --------  ------ --------
Outstanding at
  beginning of year..... 222,324    $ 9.25   217,788  $ 9.25       --       --
Granted.................   4,536    $ 9.25     4,536  $ 9.25  217,788   $ 9.25
Exercised...............      --    $   --        --  $   --       --   $   --
Forfeited...............      --    $   --        --  $   --       --   $   --
                         -------    ------   -------  ------  -------   ------

Outstanding at end
  of year............... 226,860    $ 9.25   222,324  $ 9.25  217,788   $ 9.25
                         -------    ------   -------  ------  -------   ------
                         -------    ------   -------  ------  -------   ------

Options exercisable
 at year-end ........... 88,015     $ 9.25    43,554  $ 9.25       --   $N/A
                         -------    ------   -------  ------  -------   ------
                         -------    ------   -------  ------  -------   ------
Weighted-average fair
 value of options
 granted during the
  year..................            $ 1.77            $ 1.75              $.96
                                    ------            ------            ------
                                    ------            ------            ------


    The following information applies to options outstanding at September 30, 1997:


Number outstanding.................................   226,860
Exercise price.....................................     $9.25
Weighted-average exercise price....................     $9.25
Weighted-average remaining contractual life........ 7.3 years

NOTE N--CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

    During fiscal 1994, the Savings Bank's Board of Directors adopted an overall plan of conversion and reorganization (the Plan) whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding common stock to a newly formed holding company, Enterprise Federal Bancorp, Inc. (the Corporation).

    On October 14, 1994, the Savings Bank completed its conversion to the stock form of ownership, and issued all of the Savings Bank's outstanding common shares to the Corporation.

                         Enterprise Federal Bancorp, Inc.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                    SEPTEMBER 30, 1997, 1996 AND 1995 (CONTINUED)


NOTE N--CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM
        (continued)


    In connection with the conversion, the Corporation sold 2,268,596 shares to depositors of the Savings Bank at a price of $13.00 per share which, after consideration of offering expenses totaling $836,000, and shares purchased by employee stock benefit plans, resulted in net cash proceeds of $26.3 million.

    At the date of the conversion, the Savings Bank established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Savings Bank after conversion.

    In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to the common shares. Except for the repurchase of stock and payment of dividends by the Savings Bank, the existence of the liquidation account will not restrict the use or further application of such retained earnings.

    The Savings Bank may not declare or pay a cash dividend on, or repurchase any of its common shares, if the effect thereof would cause the Savings Bank's stockholders' equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

NOTE O--PENDING BUSINESS COMBINATION

    In July 1997, the Corporation entered into a definitive agreement to acquire all the outstanding shares of North Cincinnati Savings Bank for consideration of cash and common shares aggregating approximately $7.6 million. The acquisition will be accounted for using the purchase method of accounting. Consummation of the pending combination is anticipated in January 1998 following the receipt of required regulatory and stockholder approval.

ENTERPRISE FEDERAL BANCORP, INC.
ENTERPRISE FEDERAL SAVINGS BANK
-------------------------------------------------------------------------------


DIRECTORS                                OFFICERS


Otto L. Keeton                           Otto L. Keeton
Chairman of the Board, President and     Chairman of the Board, President and
Chief Executive Officer                  Chief Executive Officer

Michael R. Meister                       Michael R. Meister
Vice President and Chief                 Vice President and Chief
Operating Officer                        Operating Officer

Terrell G. Marty                         Thomas J. Noe
Owner, Terry G. Marty                    Vice President, Chief
CLU & Associates                         Financial Officer and
Cincinnati, Ohio                         Treasurer

Edith P. Mayer                           Steven M. Pomeroy
Corporate Secretary, Retired             Vice President and Loan Officer

Steven A. Wilson
President and Chief Operating Officer,
The Bases Group
Covington, Kentucky

William H. Kreeger
Retired


BANKING LOCATIONS
-------------------------------------------------------------------------------

                             Corporate Headquarters
                         7810 Tylersville Square Drive
                            West Chester, Ohio 45069

                                   BRANCH OFFICES

 718 E. Main Street      9235 Cincinnati Columbus Road    117 Mill Street
 Lebanon, Ohio                   Pisgah, Ohio             Cincinnati, Ohio

 7820 Tylersville Square                                 401 Wyoming Avenue
Drive West Chester, Ohio                                      Wyoming Ohio

STOCKHOLDER INFORMATION
------------------------------------------------------------------------------


    Enterprise Federal Bancorp Inc. is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, Enterprise Federal Savings Bank. The Bank is a federally-chartered, SAIF-insured savings institution operating through its five full-service offices. The Company's headquarters is located at 7810 Tylersville Square Drive, West Chester, Ohio 45069.

TRANSFER AGENT/REGISTRAR:

  Registrar and Transfer Company
  10 Commerce Drive
  Cranford, New Jersey 07016

STOCKHOLDER REQUESTS:

    Requests for annual reports, quarterly reports and related stockholder literature should be directed to Corporate Secretary, Enterprise Federal Bancorp, Inc., 7810 Tylersville Square Drive, West Chester, Ohio 45069.

    Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, Registrar and Transfer Company.

COMMON STOCK INFORMATION:

    Shares of Enterprise Federal Bancorp, Inc.'s common stock are traded nationally under the symbol "EFBI" on the Nasdaq National Market System. At September 30, 1997, the Company had 1,985,828 shares of common stock outstanding and had 680 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.

    The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by Nasdaq (the common stock commenced trading on the Nasdaq National Market System on October 17, 1994). A $.25 per share dividend was declared on September 30, 1997, payable to stockholders of record as of October 15, 1997.


                                       HIGH        LOW        DIVIDENDS PAID*

Quarter ended
  December 31, 1994...............   $ 14.00     $11.25           N/A

Quarter ended
  March 31, 1995..................     14.00      12.25           N/A

Quarter ended
  June 30, 1995...................     15.00      13.25           N/A

Quarter ended
  September 30, 1995..............     16.75      14.25           N/A

Quarter ended
  December 31, 1995...............     18.00      13.75       $ 3.00*

Quarter ended
  March 31, 1996..................     15.75      14.25           N/A

Quarter ended
  June 30, 1996...................     15.00      14.00           N/A

Quarter ended
  September 30, 1996..............     14.75      12.75           N/A

Quarter ended
  December 31, 1996...............     16.00      13.75       $  1.00

Quarter ended
  March 31, 1997..................     17.00      14.00           N/A

Quarter ended
  June 30, 1997...................     19.25      15.25       $   .25

Quarter ended
  September 30, 1997..............     25.13      18.25       $   .25


     *A $3.00 per share capital distribution was paid on the common stock during the quarter ended December 31, 1995 of which $2.95 was a return of capital and $.05 was a taxable dividend.